

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2014

<u>Via E-mail</u>
Turid M. Sørensen
Chief Financial Officer and Executive Vice President
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re:** **Nordic American Tankers Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 4, 2014**
> **File No. 1-13944**

Dear Ms. Sørensen:

We refer you to our comment letter dated August 7, 2014, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Andrew Mew
        Acting Assistant Director
        Division of Corporation Finance